UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

UNIGENE LABORATORIES, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

904753100

(CUSIP Number)

Scott R. Zemnick, Esq.

Victory Park Capital Advisors, LLC

227 W. Monroe Street, Suite 3900

Chicago, Illinois 60606

(312) 705-2786

Copy to:

Mark R. Grossmann, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 904753100	13D	Page 2 of 25 Pages

(1)	Names of reporting person Victory Park Credit Opportunities, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 46,194,354 (1)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 46,194,354 (1)
(11)	Aggregate amount beneficially owned by each reporting person 46,194,354 (1)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 33.7%(2)
(14)	Type of reporting person PN

(1)	Consists of (i) 4,856,750 shares of Common Stock held by Victory Park Credit Opportunities, L.P. and (ii) 41,337,604 shares of Common Stock issuable to Victory Park Credit Opportunities, L.P. upon conversion of the Reissued Delaware Fund Note (as defined herein) prior to the filing of the Charter Amendment (as defined below). As of the date of the First Amendment (as defined herein), the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock to be issued to the holders of the Convertible Notes (as defined herein) upon conversion of the Convertible Notes. Pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval to amend its certificate of incorporation to increase the number of authorized shares to at least 650,000,000 shares (the “Charter Amendment”). Pursuant to the terms of each of the Convertible Notes, prior to the filing of the Charter Amendment, the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the Reissued Delaware Fund Note in excess of 41,337,604, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Convertible Notes and allocated to the holder of the Reissued Delaware Fund Note in accordance with the Restated Financing Agreement, as amended by the First Amendment. If the Charter Amendment had been filed as of the date hereof, an aggregate of 107,239,980 shares of Common Stock would be issuable to Victory Park Credit Opportunities, L.P. as of the date hereof upon conversion of the Reissued Delaware Fund Note.
(2)	Based on 95,586,644 outstanding shares of the Common Stock of the Issuer as of August 9, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, as filed with the Securities and Exchange Commission on August 9, 2012.

CUSIP NO. 904753100	13D	Page 3 of 25 Pages

(1)	Names of reporting person Victory Park Credit Opportunities Intermediate Fund, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 40,810,577 (3)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 40,810,577 (3)
(11)	Aggregate amount beneficially owned by each reporting person 40,810,577 (3)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 30.9%(4)
(14)	Type of reporting person PN

(3)	Consists of (i) 4,290,714 shares of Common Stock held by Victory Park Credit Opportunities Intermediate Fund, L.P. and (ii) 36,519,863 shares of Common Stock issuable to Victory Park Credit Opportunities Intermediate Fund, L.P. upon conversion of the Reissued Cayman Fund Note (as defined herein) prior to the filing of the Charter Amendment. As of the date of the First Amendment, the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock to be issued to the holders of the Convertible Notes upon conversion of the Convertible Notes. Pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval of the Charter Amendment. Pursuant to the terms of each of the Convertible Notes, prior to the filing of the Charter Amendment, the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the Reissued Cayman Fund Note in excess of 36,519,863, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Convertible Notes and allocated to the holder of the Reissued Cayman Fund Note in accordance with the Restated Financing Agreement, as amended by the First Amendment. If the Charter Amendment had been filed as of the date hereof, an aggregate of 94,741,567 shares of Common Stock would be issuable to Victory Park Credit Opportunities Intermediate Fund, L.P. as of the date hereof upon conversion of the Reissued Cayman Fund Note.
(4)	See footnote 2.

CUSIP NO. 904753100	13D	Page 4 of 25 Pages

(1)	Names of reporting person VPC Fund II, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 53,562,445 (5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 53,562,445 (5)
(11)	Aggregate amount beneficially owned by each reporting person 53,562,445 (5)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 35.9%(6)
(14)	Type of reporting person PN

(5)	Consists of 22,545,102 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the Reissued VPC Onshore Fund Note (as defined herein) and 31,017,343 shares of Common Stock issuable to VPC Fund II, L.P. upon conversion of the First Amendment VPC Onshore Fund Note (as defined herein), in each case prior to the filing of the Charter Amendment. As of the date of the First Amendment, the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock to be issued to the holders of the Convertible Notes upon conversion of the Convertible Notes. Pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval of the Charter Amendment. Pursuant to the terms of each of the Convertible Notes, prior to the filing of the Charter Amendment, (a) the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the Reissued VPC Onshore Fund Note in excess of 22,545,102, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Convertible Notes and allocated to the holder of the Reissued VPC Onshore Fund Note in accordance with the Restated Financing Agreement, as amended by the First Amendment, and (b) the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the First Amendment VPC Onshore Fund Note in excess of 31,017,343, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Convertible Notes and allocated to the holder of the First Amendment VPC Onshore Fund Note in accordance with the Restated Financing Agreement, as amended by the First Amendment. If the Charter Amendment had been filed as of the date hereof, (x) an aggregate of 58,487,575 shares of Common Stock would be issuable to VPC Fund II, L.P. as of the date hereof upon conversion of the Reissued VPC Onshore Fund Note, and (y) an aggregate of 80,466,667 shares of Common Stock would be issuable to VPC Fund II, L.P. as of the date hereof upon conversion of the First Amendment VPC Onshore Fund Note.
(6)	See footnote 2.

CUSIP NO. 904753100	13D	Page 5 of 25 Pages

(1)	Names of reporting person VPC Intermediate Fund II (Cayman), L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 21,673,950 (7)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 21,673,950 (7)
(11)	Aggregate amount beneficially owned by each reporting person 21,673,950 (7)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 18.5%(8)
(14)	Type of reporting person PN

(7)	Consists of 21,673,950 shares of Common Stock issuable to VPC Intermediate Fund II (Cayman), L.P. upon conversion of the Reissued VPC Offshore Fund Note (as defined herein) prior to the filing of the Charter Amendment. As of the date of the First Amendment, the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock to be issued to the holders of the Convertible Notes upon conversion of the Convertible Notes. Pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval of the Charter Amendment. Pursuant to the terms of each of the Convertible Notes, prior to the filing of the Charter Amendment, the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of the Reissued VPC Offshore Fund Note in excess of 21,673,950, which represents the number of shares of Common Stock that is currently required to be reserved for conversions of the Convertible Notes and allocated to the holder of the Reissued VPC Offshore Fund Note in accordance with the Restated Financing Agreement, as amended by the First Amendment. If the Charter Amendment had been filed as of the date hereof, an aggregate of 56,227,594 shares of Common Stock would be issuable to VPC Intermediate Fund II (Cayman), L.P. as of the date hereof upon conversion of the Reissued VPC Offshore Fund Note.
(8)	See footnote 2.

CUSIP NO. 904753100	13D	Page 6 of 25 Pages

(1)	Names of reporting person Victory Park GP, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 87,004,931 (9)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 87,004,931 (9)
(11)	Aggregate amount beneficially owned by each reporting person 87,004,931 (9)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 50.2%(10)
(14)	Type of reporting person OO

(9)	See footnotes 1 and 3. As the general partner of each of Victory Park Credit Opportunities, L.P. and Victory Park Credit Opportunities Intermediate Fund, L.P., Victory Park GP, LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (as defined herein) held by each of Victory Park Credit Opportunities, L.P. and Victory Park Credit Opportunities Intermediate Fund, L.P.
(10)	See footnote 2.

CUSIP NO. 904753100	13D	Page 7 of 25 Pages

(1)	Names of reporting person Victory Park GP II, LLC

(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 75,236,395 (11)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 75,236,395 (11)
(11)	Aggregate amount beneficially owned by each reporting person 75,236,395 (11)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 44.0%(12)
(14)	Type of reporting person OO

(11)	See footnotes 5 and 7. As the general partner of each of VPC Fund II, L.P. and VPC Intermediate Fund II (Cayman), L.P., Victory Park GP II, LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares held by each of VPC Fund II, L.P. and VPC Intermediate Fund II (Cayman), L.P.
(12)	See footnote 2.

CUSIP NO. 904753100	13D	Page 8 of 25 Pages

(1)	Names of reporting person Victory Park Capital Advisors, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 162,241,326 (13)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 162,241,326 (13)
(11)	Aggregate amount beneficially owned by each reporting person 162,241,326 (13)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 65.2%(14)
(14)	Type of reporting person OO

(13)	See footnotes 1, 3, 5 and 7. As the investment manager of each of Victory Park Credit Opportunities, L.P., Victory Park Credit Opportunities Intermediate Fund, L.P., VPC Fund II, L.P. and VPC Intermediate Fund II (Cayman), L.P., Victory Park Capital Advisors, LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares (as defined herein).
(14)	See footnote 2.

CUSIP NO. 904753100	13D	Page 9 of 25 Pages

(1)	Names of reporting person Jacob Capital, L.L.C.

(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 162,241,326 (15)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 162,241,326 (15)
(11)	Aggregate amount beneficially owned by each reporting person 162,241,326 (15)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 65.2%(16)
(14)	Type of reporting person OO

(15)	See footnotes 1, 3, 5 and 7. As the manager of each of Victory Park GP, LLC, Victory Park GP II, LLC and Victory Park Capital Advisors, LLC, Jacob Capital, L.L.C. may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares.
(16)	See footnote 2.

Cusip No. 904753100	13D	Page 10 of 25 Pages

(1)	Names of reporting person Richard Levy
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 150,000 (17)
	(8)	Shared voting power 162,241,326 (18)
	(9)	Sole dispositive power 150,000 (17)
	(10)	Shared dispositive power 162,241,326 (18)
(11)	Aggregate amount beneficially owned by each reporting person 162,391,326 (18)
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 65.3%(19)
(14)	Type of reporting person IN

(17)	Consists of the Option Shares.
(18)	See footnotes 1, 3, 5 and 7. By virtue of Richard Levy’s position as sole member of Jacob Capital, L.L.C., Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares, excluding the Option Shares.
(19)	See footnote 2.

CUSIP NO. 904753100	13D	Page 11 of 25 Pages

This Amendment No. 6 (this “Amendment No. 6”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2010 (the “Original Filing”), as amended by Amendment No. 1 filed on August 27, 2010 (“Amendment No. 1”), Amendment No. 2 filed on January 26, 2011 (“Amendment No. 2”), Amendment No. 3 filed on July 11, 2011 (“Amendment No. 3”), Amendment No. 4 filed on June 8, 2012 (“Amendment No. 4”) and Amendment No. 5 filed on July 19, 2012 (“Amendment No. 5” and, together with the Original Filing, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 the “Schedule 13D”), on behalf of (i) Victory Park Credit Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Credit Opportunities Fund”); (ii) Victory Park Credit Opportunities, L.P., a Delaware limited partnership (the “Delaware Fund”); (iii) Victory Park Credit Opportunities Intermediate Fund, L.P., a Cayman Islands exempted limited partnership (the “Cayman Fund”); (iv) VPC Fund II, L.P., a Delaware limited partnership (the “VPC Onshore Fund”); (v) VPC Intermediate Fund II (Cayman), L.P., a Cayman Islands exempted limited partnership (the “VPC Offshore Fund”); (vi) Victory Park GP, LLC, a Delaware limited liability company; (vii) Victory Park GP II, LLC, a Delaware limited liability company; (viii) Victory Park Capital Advisors, LLC, a Delaware limited liability company; (ix) Jacob Capital, L.L.C., an Illinois limited liability company; and (x) Richard Levy. Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

As disclosed in the Original Filing, the original Convertible Note, in the principal amount of $33,000,000.00, was issued by the Issuer to the Credit Opportunities Fund on March 17, 2010. As disclosed in Amendment No. 1, as of July 28, 2010, the Credit Opportunities Fund and the VPC Onshore Fund entered into an Assignment and Assumption Agreement (the “July 2010 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the Credit Opportunities Fund transferred and assigned to the VPC Onshore Fund a portion of the original Convertible Note equal to $7,103,393.84 in principal amount, plus $396,606.16 in payment-in-kind interest accrued thereon through the date of the July 2010 Convertible Note Transfer Agreement, for total consideration of $7,500,000.00 in cash (collectively, the “July 2010 Convertible Note Transfer”). In connection with the July 2010 Convertible Note Transfer, the Issuer issued to the Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $25,896,606.16 (in the form of the Original Note) (the “Initial Credit Opportunities Note”), in replacement of the original Convertible Note, and the Issuer issued to the VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $7,103,393.84 (in the form of the original Convertible Note) in replacement of the original Convertible Note (the “Initial VPC Note”).

As disclosed in Amendment No. 2, as of December 22, 2010, the Credit Opportunities Fund and the VPC Onshore Fund entered into an Assignment and Assumption Agreement (the “December 2010 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the Credit Opportunities Fund transferred and assigned to the VPC Onshore Fund an additional portion of the original Convertible Note equal to $4,850,000.00 in principal amount (with such principal amount being transferred at 112.03% of such principal amount), plus $565,833.33 in payment-in-kind interest accrued thereon through the date of the December 2010 Convertible Note Transfer

CUSIP NO. 904753100	13D	Page 12 of 25 Pages

Agreement, for total consideration of $5,999,311.43 in cash (collectively, the “December 2010 Convertible Note Transfer”). In connection with the December 2010 Convertible Note Transfer, the Issuer issued to the Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $21,046,606.16 (in the form of the original Convertible Note) in replacement of the Initial Credit Opportunities Note (the “Replacement Credit Opportunities Note”), and the Issuer issued to the VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $11,953,393.84 (in the form of the original Convertible Note) in replacement of the Initial VPC Note (the “Replacement VPC Note”).

As disclosed in Amendment No. 3, (i) on March 17, 2011, pursuant to the terms of the original Convertible Note, an aggregate of $3,200,838.02 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Replacement Credit Opportunities Note, and an aggregate of $1,817,911.98 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Replacement VPC Note; (ii) a stock option to purchase 75,000 shares of Common Stock (the “2010 Option”), granted to Mr. Levy by the Issuer on August 11, 2010, became exercisable on April 30, 2011; and (iii) as of June 30, 2011, the VPC Onshore Fund and the VPC Offshore Fund entered into an Assignment and Assumption Agreement (the “June 2011 Convertible Note Transfer Agreement”) pursuant to which, on the date thereof, the VPC Onshore Fund transferred and assigned to the VPC Offshore Fund a portion of the Replacement VPC Note equal to $6,750,000.00 in principal amount (with such principal amount, which included capitalized interest through March 16, 2011, being transferred at 167.11% of such principal amount), plus $298,125.00 in payment-in-kind interest accrued thereon from March 17, 2011 through the date of the June 2011 Convertible Note Transfer Agreement, for total consideration of $11,578,055.62 in cash (collectively, the “June 2011 Convertible Note Transfer”). In connection with the June 2011 Convertible Note Transfer, the Issuer issued to the Credit Opportunities Fund a Senior Secured Convertible Note, in the original principal amount of $24,247,444.18 (in the form of the original Convertible Note) in replacement of the Replacement Credit Opportunities Note (the “Second Replacement Credit Opportunities Note”), the Issuer issued to the VPC Onshore Fund a Senior Secured Convertible Note, in the original principal amount of $7,021,305.82 (in the form of the original Convertible Note) in partial replacement of the Replacement VPC Note (the “Second Replacement VPC Note”) and the Issuer issued to the VPC Offshore Fund a Senior Secured Convertible Note, in the original principal amount of $6,750,000.00 (in the form of the original Convertible Note) in partial replacement of the Replacement VPC Note (the “Initial VPC Offshore Note”).

As disclosed in Amendment No. 4, (i) on March 17, 2012, pursuant to the terms of the original Convertible Note, an aggregate of $3,697,735 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Second Replacement Credit Opportunities Note, an aggregate of $1,070,749 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Second Replacement VPC Note, and an aggregate of $1,029,375 in accrued interest payable through such date was capitalized and added to the outstanding principal balance of the Initial VPC Offshore Note; (ii) a stock option to purchase 75,000 shares of Common Stock (the “2011 Option” and, together with the 2010 Option, the “Exercisable Options”), granted to Mr. Levy by the Issuer on May 1, 2011, became exercisable on May 1, 2012; and (iii) on May 1, 2012, the Issuer granted to Richard Levy an option to purchase 75,000 shares of Common Stock (the “2012 Option”), at an exercise price of $0.43 per share. The 2012 Option becomes exercisable on May 1, 2013 and expires on April 30, 2022.

CUSIP NO. 904753100	13D	Page 13 of 25 Pages

As disclosed in Amendment No. 5, effective as of July 16, 2012, pursuant to Redemption Agreements (the “Redemption Agreements”) entered into by the Credit Opportunities Fund with the Delaware Fund and the Cayman Fund, all of the investments of the Credit Opportunities Fund, including the Second Replacement Credit Opportunities Note and all 9,147,464 shares of Common Stock of the Issuer held by the Credit Opportunities Fund, were distributed to its shareholders the Delaware Fund and the Cayman Fund on a pro rata basis based on the respective ownership percentages of the shares of Credit Opportunities Fund owned by such shareholders as of July 16, 2012, in exchange for all of the shares of the Credit Opportunities Fund owned by the Delaware Fund and the Cayman Fund, respectively (the “Securities Distribution”). The estimated portions of the shares of Common Stock of the Issuer and the Second Replacement Credit Opportunities Note distributed pursuant to the Redemption Agreements (the “Estimated Allocation”) were disclosed in Amendment No. 5. Immediately following the Securities Distribution, as of July 16, 2012, the Credit Opportunities Fund did not beneficially own any securities of the Issuer.

The Estimated Allocation was adjusted as of August 13, 2012, based on the final calculation of the ownership percentages of the shares of the Credit Opportunities Fund owned by the Delaware Fund and the Cayman Fund as of July 16, 2012, which final calculation was determined based on the net asset values of the Credit Opportunities Fund, the Delaware Fund and the Cayman Fund as of July 16, 2012. The final, adjusted portions of the shares of Common Stock of the Issuer and the Second Replacement Credit Opportunities Note distributed pursuant to the Redemption Agreements were as follows: (x) to the Delaware Fund, 4,856,750 shares of Common Stock of the Issuer and $14,837,199.37 in principal amount (plus $754,224.29 in payment-in-kind interest accrued thereon through July 16, 2012) of the Second Replacement Credit Opportunities Note held by the Credit Opportunities Fund (the “Initial Delaware Fund Note”), and (y) to the Cayman Fund, the remaining 4,290,714 shares of Common Stock of the Issuer and the remaining $13,107,980.03 in principal amount (plus $666,322.31 in payment-in-kind interest accrued thereon through July 16, 2012) of the Second Replacement Credit Opportunities Note held by the Credit Opportunities Fund (the “Initial Cayman Fund Note”).

Subsequent to the filing of Amendment No. 5, effective as of September 21, 2012, the Delaware Fund, the Cayman Fund, the VPC Onshore Fund and the VPC Offshore Fund (collectively, the “Funds”), Victory Park Management, LLC, as administrative and collateral agent for the Funds, and the Issuer entered into a Forbearance Agreement and First Amendment to Amended and Restated Financing Agreement (the “First Amendment”). Pursuant to the terms of the First Amendment, (i) on September 21, 2012, the Issuer issued and sold to the VPC Onshore Fund a Senior Secured Convertible Note in the aggregate principal amount of $4,000,000 (the “First Amendment VPC Onshore Fund Note”), with a conversion price of $0.05 per share, for a purchase price of $4,000,000, and (ii) on September 24, 2012, the Initial Delaware Fund Note, the Initial Cayman Fund Note, the Second Replacement VPC Note and the Initial VPC Offshore Note, which each had a conversion price of $0.70 per share (subject to adjustment as set forth therein), were each reissued by the Issuer to the applicable Fund with a conversion price of $0.15

CUSIP NO. 904753100	13D	Page 14 of 25 Pages

per share (subject to adjustment as set forth therein) (the Initial Delaware Fund Note, as so reissued, the “Reissued Delaware Fund Note”; the Initial Cayman Fund Note, as so reissued, the “Reissued Cayman Fund Note”; the Second Replacement VPC Note, as so reissued, the “Reissued VPC Onshore Fund Note”; and the Initial VPC Offshore Note, as so reissued, the “Reissued VPC Offshore Fund Note” and, together with the Reissued Delaware Fund Note, the Reissued Cayman Fund Note and the Reissued VPC Onshore Fund Note, the “Reissued Notes”).

Item 2. Identity and Background

Item 2 is hereby amended and restated as follows:

(a), (f) This Schedule 13D is filed by: (i) Victory Park Credit Opportunities, L.P., a Delaware limited partnership (the “Delaware Fund”); (ii) Victory Park Credit Opportunities Intermediate Fund, L.P., a Cayman Islands exempted limited partnership (the “Cayman Fund”); (iii) VPC Fund II, L.P., a Delaware limited partnership (the “VPC Onshore Fund”); (iv) VPC Intermediate Fund II (Cayman), L.P., a Cayman Islands exempted limited partnership (the “VPC Offshore Fund”); (v) Victory Park GP, LLC, a Delaware limited liability company (“GP I”); (vi) Victory Park GP II, LLC, a Delaware limited liability company (“GP II”); (vii) Victory Park Capital Advisors, LLC, a Delaware limited liability company (“Capital Advisors”); (viii) Jacob Capital, L.L.C., an Illinois limited liability company (“Jacob Capital”); and (ix) Richard Levy, a citizen of the United States of America (collectively, the “Reporting Persons”). The Delaware Fund, the Cayman Fund, the VPC Onshore Fund and the VPC Offshore Fund are collectively referred to herein as the “Funds.”

(b) The business address of each of the Reporting Persons, other than the Cayman Fund and the VPC Offshore Fund, is 227 West Monroe Street, Suite 3900, Chicago, Illinois 60606. The business address for the Cayman Fund and the VPC Offshore Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman, KY1 9005 Cayman Islands.

(c) The principal business of each of the Funds is the investment in securities. The principal business of GP I is serving as the general partner of each of the Delaware Fund and the Cayman Fund. The principal business of GP II is serving as the general partner of each of the VPC Onshore Fund and the VPC Offshore Fund. The principal business of Capital Advisors is serving as investment manager for each of the Funds. The principal business of Jacob Capital is serving as the manager of each of Capital Advisors, GP I and GP II. The principal occupation of Richard Levy is serving as the sole member of Jacob Capital.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 904753100	13D	Page 15 of 25 Pages

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to replace the first sentence thereof with the following:

As of the date hereof, (a) the Delaware Fund is the direct beneficial owner of 4,856,750 shares of Common Stock and 41,337,604 shares of Common Stock issuable to the Delaware Fund upon conversion of the Reissued Delaware Fund Note (as defined below) prior to the filing of the Charter Amendment (as defined below), (b) the Cayman Fund is the direct beneficial owner of 4,290,714 shares of Common Stock and 36,519,863 shares of Common Stock issuable to the Cayman Fund upon conversion of the Reissued Cayman Fund Note (as defined below) prior to the filing of the Charter Amendment, (c) the VPC Onshore Fund is the direct beneficial owner of 53,562,445 shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the Reissued VPC Onshore Fund Note (as defined below) and the First Amendment VPC Onshore Fund Note (as defined below), in each case prior to the filing of the Charter Amendment, (d) the VPC Offshore Fund is the direct beneficial owner of 21,673,950 shares of Common Stock issuable to the VPC Offshore Fund upon conversion of the Reissued VPC Offshore Fund Note (as defined below) prior to the filing of the Charter Amendment, and (e) Mr. Levy is the direct beneficial owner of an aggregate of 150,000 shares of Common Stock (the “Option Shares”) issuable to Mr. Levy upon exercise of the Exercisable Options. The Shares set forth in the foregoing sentence, as set forth on the cover pages hereto, are referred to collectively in this Schedule 13D as the “Subject Shares.” As of the date of the First Amendment (as defined below), the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock issuable to the holders of the Convertible Notes (as defined below) upon conversion of the Convertible Notes (the “Conversion Shares”). Pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval to amend its certificate of incorporation to increase the number of authorized shares to at least 650,000,000 shares (the “Charter Amendment”), and, pursuant to the terms of each of the Convertible Notes, prior to the filing of the Charter Amendment, the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon conversion of such Convertible Note in excess of the number of shares of Common Stock that is required to be reserved for conversions of the Convertible Notes and allocated to the holder of such Convertible Note in accordance with the Restated Financing Agreement, as amended by the First Amendment (less any shares of Common Stock previously issued to such holder upon conversions of the Convertible Notes). The numbers of shares set forth above issuable to the Funds upon conversion of the Convertible Notes reflects such restriction. If the Charter Amendment had been filed as of the date hereof, (w) an aggregate of 107,239,980 shares of Common Stock would be issuable to the Delaware Fund as of the date hereof upon conversion of the Reissued Delaware Fund Note, (x) an aggregate of 94,741,567 shares of Common Stock would be issuable to the Cayman Fund as of the date hereof upon conversion of the Reissued Cayman Fund Note, (y) an aggregate of 138,954,242 shares of Common Stock would be issuable to the VPC Onshore Fund as of the date hereof upon conversion of the Reissued VPC Onshore Fund Note and the First Amendment VPC Onshore Fund Note and (z) an aggregate of 56,227,594 shares of Common Stock would be issuable to the VPC Offshore Fund as of the date hereof upon conversion of the Reissued VPC Offshore Fund Note.

CUSIP NO. 904753100	13D	Page 16 of 25 Pages

Item 3 is hereby amended to replace the last paragraph thereof with the following:

Effective as of July 16, 2012, pursuant to Redemption Agreements (the “Redemption Agreements”) entered into by the Credit Opportunities Fund with the Delaware Fund and the Cayman Fund, all of the investments of the Credit Opportunities Fund, including the Second Replacement Credit Opportunities Note and all 9,147,464 shares of Common Stock of the Issuer held by the Credit Opportunities Fund, were distributed to its shareholders the Delaware Fund and the Cayman Fund on a pro rata basis based on the respective ownership percentages of the shares of Credit Opportunities Fund owned by such shareholders as of July 16, 2012, in exchange for all of the shares of the Credit Opportunities Fund owned by the Delaware Fund and the Cayman Fund, respectively (the “Securities Distribution”). The estimated portions of the shares of Common Stock of the Issuer and the Second Replacement Credit Opportunities Note distributed pursuant to the Redemption Agreements (the “Estimated Allocation”) were disclosed in Amendment No. 5. Immediately following the Securities Distribution, as of July 16, 2012, the Credit Opportunities Fund did not beneficially own any securities of the Issuer.

The Estimated Allocation was adjusted as of August 13, 2012, based on the final calculation of the ownership percentages of the shares of the Credit Opportunities Fund owned by the Delaware Fund and the Cayman Fund as of July 16, 2012, which final calculation was determined based on the net asset values of the Credit Opportunities Fund, the Delaware Fund and the Cayman Fund as of July 16, 2012. The final, adjusted portions of the shares of Common Stock of the Issuer and the Second Replacement Credit Opportunities Note distributed pursuant to the Redemption Agreements were as follows: (x) to the Delaware Fund, 4,856,750 shares of Common Stock of the Issuer (the “Transferred Delaware Fund Shares”) and $14,837,199.37 in principal amount (plus $754,224.29 in payment-in-kind interest accrued thereon through July 16, 2012) of the Second Replacement Credit Opportunities Note held by the Credit Opportunities Fund (the “Initial Delaware Fund Note”), and (y) to the Cayman Fund, the remaining 4,290,714 shares of Common Stock of the Issuer (the “Transferred Cayman Fund Shares” and, together with the Transferred Delaware Fund Shares, the “Transferred Shares”) and the remaining $13,107,980.03 in principal amount (plus $666,322.31 in payment-in-kind interest accrued thereon through July 16, 2012) of the Second Replacement Credit Opportunities Note held by the Credit Opportunities Fund (the “Initial Cayman Fund Note”). The description and summary of the Redemption Agreements set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which were attached as Exhibits 2 and 3 to Amendment No. 5 and are incorporated herein by reference.

Effective as of September 21, 2012, the Funds, Victory Park Management, LLC, as administrative and collateral agent for the Funds, and the Issuer entered into a Forbearance Agreement and First Amendment to Amended and Restated Financing Agreement (the “First Amendment”). Pursuant to the terms of the First Amendment, (i) on September 21, 2012, the Issuer issued and sold to the VPC Onshore Fund a Senior Secured Convertible Note in the aggregate principal amount of $4,000,000 (the “First Amendment VPC Onshore Fund Note”), with a conversion price of $0.05 per share, for a purchase price of $4,000,000 and (ii) on September 24, 2012, the Initial Delaware Fund Note, the Initial Cayman Fund Note, the Second Replacement VPC Note and the Initial VPC Offshore Note, which each had a conversion price of

CUSIP NO. 904753100	13D	Page 17 of 25 Pages

$0.70 per share (subject to adjustment as set forth therein) were each reissued by the Issuer to the applicable Fund with a conversion price of $0.15 per share (subject to adjustment as set forth therein) (the Initial Delaware Fund Note, as so reissued, the “Reissued Delaware Fund Note”; the Initial Cayman Fund Note, as so reissued, the “Reissued Cayman Fund Note”; the Second Replacement VPC Note, as so reissued, the “Reissued VPC Onshore Fund Note”; and the Initial VPC Offshore Note, as so reissued, the “Reissued VPC Offshore Fund Note” and, together with the Reissued Delaware Fund Note, the Reissued Cayman Fund Note and the Reissued VPC Onshore Fund Note, the “Reissued Notes”). The Reissued Notes and the First Amendment VPC Onshore Fund Note are collectively referred to in this Schedule 13D as the “Convertible Notes.” The funds for the purchase by the VPC Onshore Fund of the First Amendment VPC Onshore Fund Note were derived from the capital of the VPC Onshore Fund.

Item 4. Purpose of Transaction

Item 4 is hereby amended to replace the last paragraph thereof with the following:

The information set forth in Item 6 is incorporated herein by reference.

The transactions contemplated by the First Amendment will result in certain actions specified in Items 4(a) through (j) of Schedule 13D, including a material change in the present capitalization of the Issuer and a change in the Issuer’s charter, and may result in the acquisition of additional shares of Common Stock by the Reporting Persons. The Reporting Persons may review the Issuer’s operating, management, business affairs, capital needs and general industry and economic conditions, and, based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their respective ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. Except as otherwise provided herein in connection with the transactions contemplated by the First Amendment, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a), (b) According to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, as filed with the Securities and Exchange Commission on August 9, 2012, 95,586,644 shares of the Common Stock of the Issuer were outstanding as of August 9, 2012. Based on the foregoing, the Subject Shares, in the aggregate, represented approximately 65.3% of the Common Stock of the Issuer outstanding as of such date, calculated by dividing (i) all of the Subject Shares by (ii) the sum of (A) 95,586,644 shares of the Common Stock of the Issuer outstanding as of August 9, 2012, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, (B) an aggregate of 153,093,862 shares of the Common Stock of the Issuer issuable upon conversion of the outstanding Convertible Notes prior to the filing of the Charter Amendment and (C) 150,000 Option Shares. For each Reporting Person, the percentage of the outstanding Common Stock of the Issuer represented by the shares of Common

CUSIP NO. 904753100	13D	Page 18 of 25 Pages

Stock of the Issuer beneficially owned by such Reporting Person is calculated by dividing (x) the number of Subject Shares directly or indirectly beneficially owned by such Reporting Person by (y) the sum of (I) the number of shares of Common Stock of the Issuer outstanding as set forth in the immediately preceding sentence and (II) the number of shares of Common Stock of the Issuer issuable upon conversion of the outstanding Convertible Notes prior to the filing of the Charter Amendment and/or exercise of the Exercisable Options directly or indirectly beneficially owned by such Reporting Person.

Because the Convertible Notes provide for interest to be paid in kind at a rate per annum equal to the greater of (i) the Prime Rate (as defined therein) plus 5% and (ii) 15%, the number of shares of Common Stock into which the Convertible Notes are convertible may increase and, accordingly, the shares of Common Stock beneficially owned by each of the Reporting Persons in respect of the Convertible Notes may increase over time (subject to the filing of the Charter Amendment, as described herein).

As of the date hereof, (a) the Delaware Fund is the direct beneficial owner of 4,856,750 shares of Common Stock and 41,337,604 shares of Common Stock issuable to the Delaware Fund upon conversion of the Reissued Delaware Fund Note prior to the filing of the Charter Amendment, (b) the Cayman Fund is the direct beneficial owner of 4,290,714 shares of Common Stock and 36,519,863 shares of Common Stock issuable to the Cayman Fund upon conversion of the Reissued Cayman Fund Note prior to the filing of the Charter Amendment, (c) the VPC Onshore Fund is the direct beneficial owner of 53,562,445 shares of Common Stock issuable to the VPC Onshore Fund upon conversion of the Reissued VPC Onshore Fund Note and the First Amendment VPC Onshore Fund Note, in each case prior to the filing of the Charter Amendment, (d) the VPC Offshore Fund is the direct beneficial owner of 21,673,950 shares of Common Stock issuable to the VPC Offshore Fund upon conversion of the Reissued VPC Offshore Fund Note prior to the filing of the Charter Amendment, and (e) Mr. Levy is the direct beneficial owner of 150,000 shares of Common Stock issuable to Mr. Levy upon exercise of the Exercisable Options. GP I, as the general partner of each of the Delaware Fund and the Cayman Fund, may each be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares beneficially owned directly by the Delaware Fund and the Subject Shares beneficially owned directly by the Cayman Fund as of the date hereof. GP II, as the general partner of each of the VPC Onshore Fund and the VPC Offshore Fund, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares beneficially owned directly by the VPC Onshore Fund and the Subject Shares beneficially owned directly by the VPC Offshore Fund as of the date hereof. As the investment manager of each of the Funds, Capital Advisors may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares). As the manager of each of Capital Advisors, GP I and GP II, Jacob Capital may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares). By virtue of Richard Levy’s position as sole member of Jacob Capital, Mr. Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) all of the Subject Shares (excluding the Option Shares).

CUSIP NO. 904753100	13D	Page 19 of 25 Pages

See Item 3 above for a discussion of additional shares of Common Stock issuable to the Funds upon conversion of the Convertible Notes following the filing of the Charter Amendment.

Richard Levy intends to enter into agreements with one or more of the Funds whereby Mr. Levy will hold the Exercisable Options and the 2012 Option for the economic benefit of one or more of the Funds.

(c) Except for the transactions described in Item 6, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

Forbearance Agreement and First Amendment to Amended and Restated Financing Agreement

Effective as of September 21, 2012, the Funds, Victory Park Management, LLC, as administrative and collateral agent for the Funds (the “Agent”), and the Issuer entered into the First Amendment. Subject to the terms and conditions set forth in the First Amendment, the Funds and the Agent agreed that, during the period commencing on September 21, 2012 and ending on the earlier to occur of (i) September 21, 2013 and (ii) the date on which the forbearance effectuated by the First Amendment ceases due to the occurrence of certain events described in the First Amendment, the Funds and the Agent will forbear from exercising certain of their respective rights and remedies under the Restated Financing Agreement, the other Transaction Documents (as defined in the Restated Financing Agreement) and applicable law due to the existence of the Designated Events of Default (as defined in the First Amendment).

Pursuant to the First Amendment, (i) on September 21, 2012, the Issuer issued and sold to the VPC Onshore Fund the First Amendment VPC Onshore Fund Note, with a conversion price of $0.05 per share, and (ii) on September 24, 2012, the Initial Delaware Fund Note, the Initial Cayman Fund Note, the Second Replacement VPC Note and the Initial VPC Offshore Note, which each had a conversion price of $0.70 per share (subject to adjustment as set forth therein), were each reissued by the Issuer to the applicable Fund with a conversion price of $0.15 per share (subject to adjustment as set forth therein). In accordance with the First Amendment, the 2012 Letter Agreement, entered into May 29, 2012 among the Issuer, the Agent, the Credit Opportunities Fund, the VPC Onshore Fund and the VPC Offshore Fund was terminated (except that certain provisions thereof remain effective).

CUSIP NO. 904753100	13D	Page 20 of 25 Pages

Pursuant to the terms, and subject to the conditions, of the First Amendment, each Fund agreed, with respect to its pro rata share of the first $3,500,000 of mandatory prepayments received by the Funds pursuant to the Restated Financing Agreement (other than mandatory prepayments made with the proceeds of the sale of tax benefits resulting from net operating losses for prior periods (“NOL Sale Proceeds”)) plus the amount of mandatory prepayments received by the Funds pursuant to the Restated Financing Agreement on account of NOL Sale Proceeds (such aggregate amount, the “Re-Loan Amount”), to make available to the Issuer additional loans in an aggregate principal amount not to exceed such Fund’s pro rata share of the Re-Loan Amount (the “Additional Loans”). Any Additional Loans will be evidenced by Senior Secured Convertible Notes (the “Re-Loan Notes”), on the same terms as, and on a pari passu basis with, the loan evidenced by the First Amendment VPC Onshore Fund Note, except that any Re-Loan Note shall have an initial conversion price equal to conversion price of the Reissued Notes in effect on the date of issuance of such Re-Loan Note.

The First Amendment provides the Agent with the right to require the Issuer to engage an investment banker to begin a process in respect of the sale of all or substantially all of the Issuer’s assets (or a portion of such assets as may be specified by the Agent). As of the date hereof, the Agent has not exercised such right.

On September 21, 2012, the Issuer deposited $500,000 with the Agent (out of the $4,000,000 purchase price for the First Amendment VPC Onshore Fund Note), which amount will be used to reimburse the Funds and the Agent for fees, costs and expenses incurred by the Funds and the Agent in connection with the First Amendment and all transactions contemplated thereby.

Convertible Notes

Each Convertible Note accrues interest on the unpaid principal amount thereof from the date issued through the date such Convertible Note is paid in full at a rate per annum equal to the greater of (i) the Prime Rate plus 5% and (ii) 15%. The Convertible Notes are secured by a first priority lien on all current and future assets of the Issuer.

The Convertible Notes are convertible into shares of Common Stock at the holder’s option. The initial conversion rate, which is subject to adjustment as set forth in the Convertible Notes, is calculated by dividing the sum of the principal to be converted, plus all accrued and unpaid interest thereon, by $0.15, in the case of each of the Reissued Notes, or $0.05, in the case of the First Amendment VPC Onshore Fund Note. As of the date of the First Amendment, the Issuer lacked sufficient authorized shares of Common Stock to deliver all of the shares of Common Stock to be issued to the holders of the Convertible Notes upon conversion of the Convertible Notes. Accordingly, pursuant to the terms and subject to the conditions set forth in the First Amendment, the Issuer is required to seek stockholder approval to amend its certificate of incorporation to increase the number of authorized shares to at least 650,000,000 shares. Pursuant to the terms of each of the Convertible Notes, prior to the filing of the Charter

CUSIP NO. 904753100	13D	Page 21 of 25 Pages

Amendment, the Issuer is not obligated to, nor shall, issue any shares of Common Stock upon any conversion of such Convertible Note in excess of the number of shares of Common Stock that is required to be reserved for conversions of the Convertible Notes and allocated to the holder of such Convertible Note in accordance with the Restated Financing Agreement, as amended by the First Amendment (less any shares of Common Stock previously issued to such holder upon conversions of the Convertible Notes).

Second Amended and Restated Registration Rights Agreement

In connection with the First Amendment, the Issuer and the Funds entered into a Second Amended and Restated Registration Rights Agreement, dated as of September 21, 2012 (the “Second Restated Registration Rights Agreement”), which amended and restated that certain Amended and Restated Registration Rights Agreement, dated as of March 16, 2010, by and between the Issuer and the Credit Opportunities Fund. The Second Restated Registration Rights Agreement requires the Issuer to file with the SEC registration statements covering the resale of the shares of Common Stock currently held by, or acquirable upon conversion of securities held by, the Reporting Persons or their affiliates, including (i) the Transferred Shares and (ii) the Conversion Shares.

Indemnification Agreement

In connection with Richard Levy’s continued service as a member of the Board of Directors of the Issuer, Mr. Levy and the Issuer entered into an Indemnification Agreement, dated as of September 21, 2012 (the “Indemnification Agreement”), pursuant to which the Issuer agreed to indemnify and hold harmless Mr. Levy and the VPC Parties (as defined therein) against certain liabilities incurred by Mr. Levy or on his behalf or by any such VPC Party by reason of the fact that Mr. Levy is or was a director, officer, employee, controlling person, agent or fiduciary of the Issuer or certain other covered entities.

Descriptions and summaries of the First Amendment, the Convertible Notes, the Second Restated Registration Rights Agreement and the Indemnification Agreement set forth above in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 1 through 8, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit 1	Forbearance Agreement and First Amendment to Amended and Restated Financing Agreement, dated as of September 21, 2012, by and among Unigene Laboratories, Inc., the Lenders party thereto, and Victory Park Management, LLC, as administrative agent and collateral agent (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

CUSIP NO. 904753100	13D	Page 22 of 25 Pages

Exhibit 2	Senior Secured Convertible Note, reissued by the Company as of September 24, 2012 in favor of Victory Park Credit Opportunities, L.P. (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

Exhibit 3	Senior Secured Convertible Note, reissued by the Company as of September 24, 2012 in favor of Victory Park Credit Opportunities Intermediate Fund, L.P. (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

Exhibit 4	Senior Secured Convertible Note, reissued by the Company as of September 24, 2012 in favor of VPC Fund II, L.P. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

Exhibit 5	Senior Secured Convertible Note, reissued by the Company as of September 24, 2012 in favor of VPC Intermediate Fund II (Cayman), L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

Exhibit 6	Senior Secured Convertible Note, issued by the Company as of September 21, 2012 in favor of VPC Fund II, L.P. (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

Exhibit 7	Second Amended and Restated Registration Rights Agreement, dated as of September 21, 2012, by and among Unigene Laboratories, Inc., the Lenders party thereto, and Victory Park Management, LLC, as administrative agent and collateral agent (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

Exhibit 8	Indemnification Agreement, dated as of September 21, 2012, by and between Unigene Laboratories, Inc. and Richard Levy (filed as Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

CUSIP NO. 904753100	13D	Page 23 of 25 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2012

VICTORY PARK CREDIT OPPORTUNITIES, L.P.

By: Victory Park GP, LLC, its general partner

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VICTORY PARK CREDIT OPPORTUNITIES INTERMEDIATE FUND, L.P.

By: Victory Park GP, LLC, its general partner

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VPC FUND II, L.P.

By: Victory Park GP II, LLC, its general partner

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

CUSIP NO. 904753100	13D	Page 24 of 25 Pages

VPC INTERMEDIATE FUND II (CAYMAN), L.P.

By: Victory Park GP II, LLC, its general partner

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VICTORY PARK GP, LLC

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VICTORY PARK GP II, LLC

By: Jacob Capital, L.L.C., its manager

By:	/s/ Richard Levy
Name: Richard Levy
Its: Sole Member

VICTORY PARK CAPITAL ADVISORS, LLC

By: Jacob Capital, L.L.C., its Manager

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

JACOB CAPITAL, L.L.C.

By:	/s/ Richard Levy
Name: Richard Levy
Title: Sole Member

CUSIP NO. 904753100	13D	Page 25 of 25 Pages

RICHARD LEVY
/s/ Richard Levy
Richard Levy

Exhibit Index

Exhibit 1	Forbearance Agreement and First Amendment to Amended and Restated Financing Agreement, dated as of September 21, 2012, by and among Unigene Laboratories, Inc., the Lenders party thereto, and Victory Park Management, LLC, as administrative agent and collateral agent (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

Exhibit 2	Senior Secured Convertible Note, reissued by the Company as of September 24, 2012 in favor of Victory Park Credit Opportunities, L.P. (filed as Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

Exhibit 3	Senior Secured Convertible Note, reissued by the Company as of September 24, 2012 in favor of Victory Park Credit Opportunities Intermediate Fund, L.P. (filed as Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

Exhibit 4	Senior Secured Convertible Note, reissued by the Company as of September 24, 2012 in favor of VPC Fund II, L.P. (filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

Exhibit 5	Senior Secured Convertible Note, reissued by the Company as of September 24, 2012 in favor of VPC Intermediate Fund II (Cayman), L.P. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

Exhibit 6	Senior Secured Convertible Note, issued by the Company as of September 21, 2012 in favor of VPC Fund II, L.P. (filed as Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

Exhibit 7	Second Amended and Restated Registration Rights Agreement, dated as of September 21, 2012, by and among Unigene Laboratories, Inc., the Lenders party thereto, and Victory Park Management, LLC, as administrative agent and collateral agent (filed as Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).

Exhibit 8	Indemnification Agreement, dated as of September 21, 2012, by and between Unigene Laboratories, Inc. and Richard Levy (filed as Exhibit 10.8 to the Issuer’s Current Report on Form 8-K filed September 26, 2012, and incorporated herein by reference).